FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of November 2002

Lafarge

(Translation of registrant’s name into English)

61, rue des Belles Feuilles
75116 Paris

France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure: A press release dated November 13, 2002, announcing the conclusion of an agreement for the sale of cement assets to Cimentos de Portugal SGPS, SA (Cimpor) for €225 million.

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, November 13, 2002
Sale to Cimpor of cement assets in Southern Spain for €225 million

Lafarge has announced the conclusion of an agreement for the sale of cement assets to Cimentos de Portugal SGPS, SA (Cimpor) for €225 million. Located in Southern Spain, these assets consist of two cement plants at Cordoba and Niebla, representing a total annual capacity of 0.8 million tonnes of clinker and 1.38 million tonnes of cement, a grinding plant at Huelva, with an annual capacity of 0.6 million tonnes of cement, and a terminal in Seville, Spain. This sale, which forms part of the Group’s asset disposal program of at least €700 million in 2002, is subjected to the approval of the competition authorities.

Lafarge is the world leader in building materials, and employs 83,000 people in 75 countries. The Group holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge posted sales of €13.7 billion in 2001. More information is available on: www.lafarge.com

PRESS CONTACTS:	INVESTOR RELATIONS:
Denis Boulet: 33-1 44-34-94-14	James Palmer: 33-1 44-34-11-26
denis.boulet@lafarge.com	james.palmer@lafarge.com

Véronique Doux: 33-1 44 34 19 47	Danièle Daouphars: 33-1 44 34 11 51
veronique.doux@lafarge.com	daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors") which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonality of the Company's operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's Reference Document filed with the French COB under the reference number D02-162 and updated under the reference number D02-162/A1, and its annual report on Form 20-F filed with the Securities and Exchange Commission in the USA. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Lafarge has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2002		Lafarge (Registrant)
	By:	/s/ Jean-Pierre Cloiseau

Name: Jean-Pierre Cloiseau
Title: Senior Vice President, Finance